

December 27, 2022

Sergio Carlo Scalpelli
Chief Executive Officer
Brera Holdings PLC
Connaught House, 5th Floor
One Burlington Road
Dublin 4
D04 C5Y6
Ireland

      Re: Brera Holdings PLC
          Amendment No. 2 to Registration Statement on Form F-1
          Filed December 16, 2022
          File No. 333-268187

Dear Sergio Carlo Scalpelli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit 23.1, page II-3

1.   Please have your auditor revise their consent to refer to the "use" of the report in the registration statement, rather than to its "incorporation by reference."

You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua